Filed Pursuant to Rule 433

Registration File No. 333-277987

November 10, 2025

TERM SHEET

Brookfield Renewable Partners L.P.

Offering of Limited Partnership Units

Term Sheet	November 10, 2025

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplements and any applicable amendments thereto are accessible through SEDAR+. Copies of the documents may be obtained in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or in Canada from RBC Capital Markets, Attention: Distribution Centre, RBC Wellington Square.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplements and any applicable amendments thereto for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the securities offered may have tax consequences. Such consequences for investors who are resident in or citizens of Canada may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplements. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuer:	Brookfield Renewable Partners L.P. (“BEP” or the “Partnership”).

Issue:	Public treasury offering of 15,050,200 limited partnership units (“Units”) of the Partnership (the “Offering”).

Amount:	Approximately US$450 million, prior to the Over-Allotment Option (approximately US$518 million, if the Over-Allotment Option is exercised in full).

Issue Price:	US$29.90 per Unit under the Offering (the “Issue Price”).

Over-Allotment Option:	The Partnership has granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Units sold in the Offering at the Issue Price, exercisable for a 30-day period following the closing of the Offering.

Concurrent Private Placement:	Concurrent with the Offering, one or more subsidiaries of Brookfield Corporation (each, a “Brookfield Purchaser”) will participate in one or more private placements of Units (any such Units, the “Private Placement Units”) at the Issue Price in the Offering (net of underwriting commissions), for an aggregate of US$200 million.

Use of Proceeds:	The Partnership intends to use the net proceeds from the Offering, together with the proceeds of the Concurrent Private Placement received, to fund the recently completed acquisition of the Partnership’s increased stake in Isagen S.A. E.S.P., future investment opportunities, and for general corporate purposes.

BEP Distribution Policy:	Distributions are payable by the Partnership on a quarterly basis at the discretion of the Board of Directors of the general partner of the Partnership. The first distribution in which the purchasers of Units will be eligible to participate, if they continue to own the Units, will be payable on or about December 31, 2025 to unitholders of record as of November 28, 2025, as and when declared by the Partnership’s general partner.

Form of Offering:	The Units will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated September 26, 2025; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base prospectus dated March 15, 2024 under its U.S. registration statement on Form F-3ASR; and (iii) and internationally as expressly permitted by the Partnership.

Eligibility for Investment:	The Units are eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs, TFSAs and FHSAs.

Listings:	The existing Units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BEP.UN” and “BEP”, respectively.

Other Provisions:

The Partnership has agreed with the Underwriters that neither the Partnership nor any of its subsidiaries will, nor will any of them announce any intention to, directly or indirectly, for a period commencing on the date of the underwriting agreement to be entered into in connection with the Offering (the “Underwriting Agreement”) and ending 60 days thereafter, without the prior written consent of RBC Capital Markets, Scotiabank and TD Securities, which consent shall not be unreasonably withheld, conditioned or delayed, (i) offer or sell, or enter into an agreement to offer or sell any Units or other securities of the Partnership, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units or other securities of the Partnership, (ii) file or cause to be filed, or make any demand for or exercise any right to file or cause to be filed, any registration statement with respect to the registration of any Units or securities convertible, exchangeable or exercisable into Units or other securities of the Partnership or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, subject to, in each case, certain customary exceptions as set forth in the Underwriting Agreement and described in the prospectus supplement.

Brookfield Corporation will also agree to, and will agree that its subsidiaries will be bound by, restrictions similar to those enumerated in (i) and (ii) above in respect of Units, redemption-exchange limited partnership units of Brookfield Renewable Energy L.P. (“REUs”), other securities of the Partnership, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units or REUs for a period commencing on the date of the Underwriting Agreement and ending 60 days thereafter, other than, certain exceptions as set forth in the lock-up agreement to be entered into in connection therewith and as described in the prospectus supplement.

Trade Date:	November 11, 2025.

Bookrunners:	RBC Capital Markets, Scotiabank, TD Securities, BMO Capital Markets and CIBC Capital Markets.

Closing Date:	On or about November 14, 2025.

Underwriting Fee:	4.00% on the Offering.

The Partnership has filed a registration statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering (the “Registration Statement”). Before you invest, you should read the prospectus in the Registration Statement and other documents that the Partnership has filed with the SEC for more complete information about the Partnership and the Offering. The Partnership will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR+ at www.sedarplus.ca. Also, the Partnership, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request them in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, or by telephone at 877-822-4089, or by email at equityprospectus@rbccm.com, from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com, from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, 32nd floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from CIBC Capital Markets Inc., 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, or by telephone at 1-416-956-6378, or by email at mailbox.USProspectus@cibc.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or by at telephone (416) 842-5349, or by email at Distribution.RBCDS@rbccm.com, from Scotiabank at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, or by email at equityprospectus@scotiabank.com, or by telephone at (416) 863-7704, from TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca, or from CIBC Capital Markets Inc., 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, or by telephone at 1-416-956-6378, or by email at mailbox.canadianprospectus@cibc.com.